UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: May 29, 2013

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑        Form 40- F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes    ☐        No     ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes    ☐        No      ☑

Entry into a Material Definitive Agreement.

On May 29, 2013, Teekay Offshore Partners L.P. (the “Partnership”) entered into a Distribution Agreement (the “Agreement”) with J.P. Morgan Securities LLC (“JP Morgan”). Pursuant to the terms of the Agreement, the Partnership may sell from time to time through JP Morgan, as the Partnership’s sales agent, common units representing limited partner interests having an aggregate offering price of up to $100,000,000 (the “Units”). Sales of the Units, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed by the Partnership and JP Morgan. The Agreement provides that JP Morgan, when it is acting as the Partnership’s agent, will be entitled to compensation of 2% of the gross sales price of the Units sold through JP Morgan from time to time.

The Partnership intends to use the net proceeds from the sales of the Units, including its general partner’s proportionate capital contribution, after deducting the sales agent’s commission and offering expenses, for general partnership purposes, which may include, among other things, paying or refinancing all or a portion of our outstanding indebtedness and funding working capital, capital expenditures or acquisitions.

Under the terms of the Agreement, the Partnership may also sell Units from time to time to JP Morgan as principal for its own account at a price to be agreed upon at the time of sale. Any sale of Units to JP Morgan as principal would be pursuant to the terms of a separate terms agreement between the Partnership and JP Morgan.

The Units will be issued pursuant to the Partnership’s Registration Statement on Form F-3 effective as of May 17, 2013 (Registration No. 333-188393). The Partnership filed a prospectus supplement, dated May 29, 2013, with the Securities and Exchange Commission in connection with the offer and sale of the Common Units.

In connection with the securities offered under the Registration Statement on Form F-3 effective as of May 17, 2013, the Partnership intends to file preliminary, unaudited financial results for the first three quarters of its fiscal year, in a report on Form 6-K separate from its quarterly reports on Form 6-K.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. Legal opinions relating to the Units are filed herewith as Exhibits 5.1, 8.1 and 8.2.

Exhibits.

Exhibit Number	Description

1.1	Distribution Agreement, dated May 29, 2013, between Teekay Offshore Partners L.P. and J.P. Morgan Securities LLC

5.1	Opinion of Watson, Farley & Williams (New York) LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams (New York) LLP, relating to tax matters

23.1	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

99.1	News release of Teekay Offshore Partners L.P. announcing entry into the Equity Distribution Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 29, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

1.1	Distribution Agreement, dated May 29, 2013, between Teekay Offshore Partners L.P. and J.P. Morgan Securities LLC

5.1	Opinion of Watson, Farley & Williams (New York) LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams (New York) LLP, relating to tax matters

23.1	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

99.1	News release of Teekay Offshore Partners L.P. announcing entry into the Equity Distribution Agreement